80 East Rio Salado Pkwy, Suite 610
Tempe, AZ 85281 USA
PH: +1 480.333.3700
www.MedAire.com
ASX: MDE

For Immediate Release

MedAire Granted Restraining Order Against Dissident Shareholder Group

MedAire Competitor International SOS Identified as Part of Action

TEMPE, Ariz (Dec 5, 2005) – Health and security assistance company MedAire, Inc. (ASX:MDE) today announced that the company has received and rejected a demand from certain shareholders to replace the current Board of Directors with six individuals, four of whom are employees of MedAire’s primary competitor, French-founded and Singapore-based International SOS.

Additionally, MedAire has filed a complaint in the U.S. District Court for the District of Arizona seeking a temporary restraining order, injunctive and declaratory relief and damages against the six individuals who were purporting to be replacing MedAire’s existing Board. On Friday, December 2, 2005, the Court granted MedAire’s request for temporary injunctive relief, enjoining those individuals from taking office as Board members and from taking any other actions under their claim of authority. The Court has scheduled a preliminary injunction hearing for December 13, 2005, to consider whether the injunction should continue.

In a letter presented to MedAire on November 28, 2005, the six individuals claimed to represent holders of 52.6% of MedAire’s shares. The Nevada statutes governing MedAire’s corporate governance, however, permit removal of directors only with the vote of at least two-thirds of MedAire’s shares of record. An analysis, moreover, showed that their list of shareholders included the names of individuals not listed with the Company’s share registry, and that the ISOS-led group did not comply with MedAire’s bylaws in other important respects.

In a separate letter, the six individuals also had purported to terminate the employment agreement of MedAire Founder, Chairman and CEO Ms. Joan Sullivan Garrett effective as of December 31, 2005 through exercise of a nonrenewal provision.

Ms. Sullivan Garrett said, “Although certainly a distraction, we believe this attempt is a sign that our innovative customer solutions are of great competitive concern to a long-entrenched company like International SOS.”

About MedAire

Established in 1985, MedAire offers fully integrated health and security solutions including remote emergency assistance services, evacuations, training and web-based education programs, specialized resources such as medical and security kits and a network of western-standard medical clinics in Asia.

MedAire provides services to international business travelers and expatriates, commercial airlines throughout the world, corporate flight departments, government agencies, military and maritime operators. MedAire, listed under MDE on the Australian Stock Exchange, can be found on the Internet at www.MedAire.com.

Statements contained in this press release that are not historical facts are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this press release include, but are not limited to unanticipated trends in the markets served by the Company, changes in health care, telemedicine or insurance regulations, international and domestic economic, competitive and security conditions, governmental regulation and associated legal costs, the Company’s ability to stay abreast of technology demands, and such other factors as are described in the Company’s filings with the U.S. Securities and Exchange Commission.

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MedAire media contact: Steve Holstein, Phone: +1 480 333-3700, Email: